June 30, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Ceres, Inc.
Request for Withdrawal of Amendment No. 2 to Registration Statement on Form S-3 File No. 333-204024

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ceres, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Amendment No. 2 to the Company’s Registration Statement on Form S-3 (File No. 333-204024), filed with the Commission on June 29, 2015, together with all exhibits thereto (“Amendment No. 2”).

The Company is making this request for withdrawal of Amendment No. 2 because Amendment No. 2 was filed with an improper EDGAR tag (as a post-effective amendment); we will be re-filing Amendment No. 2 with the proper EDGAR tag (as a pre-effective amendment).

The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this matter, please contact Danielle Carbone of Shearman & Sterling LLP at (212) 848-8244.

Very truly yours,

Ceres, Inc.

By:	/s/ Wilfriede van Assche
Name:	Wilfriede van Assche
Title:	Senior Vice President & General Counsel

cc:	Danielle Carbone, Esq., Shearman & Sterling LLP